3Q 2019 Earnings Information NYSE: INXN 7 November 2019 Exhibit 99.2

This document may include forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim", “may", “will", “expect", “anticipate", “believe", “future", “continue", “help", “estimate", “plan", “schedule", “intend", “should", “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this document may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: operating expenses cannot be easily reduced in the short term; inability to utilise the capacity of newly planned data centres and data centre expansions; significant competition; cost and supply of electrical power; data centre industry over-capacity; performance under service level agreements; and delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedure effective. All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document. This document contains references to certain non-IFRS financial measures, such as Adjusted EBITDA, Adjusted EBTIDA margin, Adjusted EBITDA excluding the impact of IFRS 16, Adjusted EBITDA margin excluding the impact of IFRS 16, Recurring revenue, Revenue on a constant currency basis, Adjusted net income, Adjusted diluted earnings per share and Cash generated from operations. For definitions of these measures and a reconciliation of these measures to the nearest IFRS measure, please refer to the appendix and the tables attached to our 3Q19 press release. Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors. Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. Disclaimer

Strategic & Operational Highlights

3Q 2019 Third quarter results reflect favourable secular trends 3Q 2019 total revenue growth of 12% Y/Y, recurring revenue growth of 13% Y/Y Adjusted EBITDA of €82.7 million; Adjusted EBITDA margin sequential quarterly uplift of 130bps to 51.9% 5,000 sqm of equipped space net(1) added in the quarter, taking the total to 159,800 sqm Agreement to Combine with Digital Realty Entered into agreement on 29 October 2019 to combine with Digital Realty, creating one of the largest data centre operators globally Combination of two complementary businesses in terms of market positioning and geographical footprint The transaction is expected to deliver significant value for all our stakeholders Business Highlights Note: Net of a reduction of 500 sqm associated with the closure of a satellite data centre that came with the Science Park acquisition in 2017.

3Q Revenue €159.4 million Up 12% Y/Y and 1% Q/Q 3Q Recurring revenue €152.3 million Up 13% Y/Y and 2% Q/Q 96% of total revenue 3Q Adjusted EBITDA €82.7 million Up 26% Y/Y and 3% Q/Q Up 13% Y/Y and 4% Q/Q excluding IFRS 16 3Q Adjusted EBITDA margin 51.9% 20 bps increase Y/Y excluding IFRS 16 560 bps increase Y/Y 3Q 2019 Financial Performance Adjusted EBITDA & Margin (€ millions) 46.1% 51.9% Margin 46.3% 3Q 2019 Adjusted EBITDA Margin of 51.9% 51.0% 50.6% Note: As from 1Q19 the amounts and margins include the impact of IFRS 16. Revenue (€ millions) Non- recurring revenue Recurring revenue 142.2 146.9 151.5 158.5 159.4

Capital expenditure of €150.6 million including intangibles Equipped space of 159,800 sqm 5,000 sqm net added in the quarter Closed 500 sqm satellite data centre that came with Science Park acquisition in 2017 Revenue generating space of 122,700 sqm 1,100 sqm net installed in the quarter Utilisation rate of 77% impacted by timing of equipped space additions: FRA14 opened in mid-September Expansions in Marseille, Copenhagen and Zurich opened ahead of schedule Churn consistent with historical ranges 3Q 2019 Operational Highlights Equipped & Revenue Generating Space (000’s sqm) Available Equipped space Revenue generating space 80% 79% Utilisation rate 79% 140.3 144.8 79% . 148.3 154.8 159.8 77% Capacity Additions in Multiple Markets

Capacity Expansion Across Footprint Note: Totals may not sum due to rounding. As of 7 November 2019, Capex and Equipped Space are approximate and may change. Capex reflects the total spend for the listed project at full power and capacity, and the amounts shown in the table above may be invested over the duration of more than one fiscal year. Announced Capacity Additions with Opening Dates after 30 September 2019(1) Capacity additions completed in 3Q19 include: FRA14: 2,600 sqm new build MRS2: 1,200 sqm MAD3: 700 sqm CPH2: 600 sqm (project completed) VIE2: 200 sqm ZUR1: 100 sqm (project completed) Market Data centre Project Project CapEx (€ millions) Equipped Space (sqm) Schedule Project Opened(1) Amsterdam AMS10 Phases 1-3 New Build 195 9,500 0 4Q19 – 3Q20 Frankfurt FRA14 Phases 1-2 New Build 76 4,800 2,600 3Q19 – 4Q19 Frankfurt FRA15 Phases 1-4 New Build 177 9,600 0 2Q20 – 3Q21 London LON3 New Build 35 1,800 900 1Q19 – 1Q20 Madrid MAD3 New Build 44 2,700 2,000 2Q19 – 4Q19 Marseille MRS2 Phases 2-4 72 4,200 3,000 2Q18 – 4Q19 Marseille MRS3 Phases 1-2 New Build 111 4,700 0 1Q20 – 3Q20 Stockholm STO6 Phases 1-2 New Build 28 1,500 0 2Q20 – 4Q20 Vienna VIE2 Phases 7-9 96 4,700 4,500 4Q17 – 1Q20 Zurich ZUR2 Phase 1-2 New Build 93 3,600 0 3Q20

40% 30% 30% Communities of Interest Deliver Significant Customer Value Connectivity Platforms Enterprises

Financial Highlights

Recurring revenue, Non-recurring revenue, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted diluted EPS are non-IFRS figures intended to adjust for certain items. Full definitions can be found in the “Definitions” section of this document. Reconciliations of Net income to Adjusted EBITDA can be found in the financial tables later in the appendix of this document. Adjusted to exclude impact of IFRS 16 € millions (except per share amounts) 3Q 2018 2Q 2019 3Q 2019 3Q 2019 (excl. IFRS 16) 3Q 2019 (excl. IFRS 16) vs. 3Q 2018 3Q 2019 (incl. IFRS 16) vs. 2Q 2019 Recurring revenue(1) 134.8 150.0 152.3 152.3 13% 2% Non-recurring revenue(1) 7.4 8.5 7.0 7.0 (5%) (17%) Revenue 142.2 158.5 159.4 159.4 12% 1% Gross profit 86.3 103.7 105.3 98.2 14% 1% Gross profit margin 60.7% 65.5% 66.0% 61.6% 90 bps 50 bps Adjusted EBITDA(1) 65.8 80.2 82.7 74.2 13% 3% Adjusted EBITDA margin(1) 46.3% 50.6% 51.9% 46.5% 20 bps 130 bps Adjusted diluted EPS(1) €0.16 €0.10 €0.26 €0.30 96% 155% Revenue growth of 12% Y/Y and 1% Q/Q Recurring revenue up 13% Y/Y and 2% Q/Q Recurring ARPU at €416 (2Q19: €416) Gross profit up 14% Y/Y(2) and 1% Q/Q Gross profit margin increased 90 bps Y/Y(2) Adjusted EBITDA up 13% Y/Y(2) and 3% Q/Q Adjusted EBITDA margin increased 20 bps Y/Y(2) 3Q 2019 Results

3Q 2019 Reporting Segment Analysis Revenue up 7% Y/Y, down 1% Q/Q Recurring revenue up 10% Y/Y, 2% Q/Q Adjusted EBITDA up 18% Y/Y, up 4% Q/Q Adjusted EBITDA margin(1) at 65.0% Strength in Austria, Spain and Switzerland Note: This analysis excludes “Corporate & Other” segment. Totals may not sum due to rounding. (1) For comparison of IFRS and non-IFRS measures for 3Q 2019, please see Appendix slide 27. Revenue up 15% Y/Y, 2% Q/Q Recurring revenue up 15% Y/Y, 2% Q/Q Adjusted EBITDA up 24% Y/Y, 2% Q/Q Adjusted EBITDA margin(1) at 59.8% Strength in Germany and France Revenue Adjusted EBITDA Adjusted EBITDA margin (€ millions) 55.4% 54.0% 60.3% 59.0% 60.9% 64.2% France, Germany, Netherlands & UK 59.6% 61.7% 59.8% 65.0% Rest of Europe 15% Recurring Revenue Growth in Big 4

Disciplined Investments(1) 79% 80% 79% Utilisation rate 79% Disciplined Capital Expenditure to Meet Customer Demand 77% of capex invested in Big 4 94% of capex invested in discretionary expansion projects Maintenance capex at 1% of total revenue Including intangible assets. Totals may not sum due to rounding. 77%

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Strong Balance Sheet

€ millions	30-Sep-19	31-Dec-18
Cash & Cash Equivalents	205.8	186.1
Total Borrowings[(1)]	1,254.7	1,239.8
Lease Liabilities[(2)]	453.4	50.4
Total Borrowings and Lease Liabilities	1,708.1	1,290.1
Shareholders Equity	974.9	633.4
Gross Leverage Ratio LQA[(3)]	5.2x	4.8x
Net Leverage Ratio LQA[(4)]	4.6x	4.1x
Net Leverage Ratio LTM (excluding IFRS 16 impact)[(5)]	3.9x	4.3x

- 4.9% blended cost of debt[(6)]
- 3Q 2019 LTM Cash ROGIC 11%
- Reported leverage increased due to impact of IFRS 16
- LTM Net Leverage (excl. IFRS 16 impact): 3.9x

(1) *Total Borrowings = 4.75% Senior Notes due 2025 ("Senior Notes"), shown including the impact of premiums, commissions, offering fees and expenses + Mortgages + Revolving facilities borrowings. This excludes Finance leases which are included in Lease liabilities pursuant to IFRS 16.*

(2) *Lease Liabilities = liabilities recognised from 1 January 2019 under IFRS 16, including finance leases which previously (under IAS 17) were part of Total borrowings.*

(3) *Gross Leverage Ratio = (Senior Notes at face value + Mortgages + Revolving facilities borrowings + Lease liabilities) / LQA (last quarter annualised) Adjusted EBITDA.*

(4) *Net Leverage Ratio = (Senior Notes at face value + Mortgages + Revolving facilities borrowings + Lease liabilities – Cash & Cash Equivalents) / LQA (last quarter annualised) Adjusted EBITDA.*

(5) *Net Leverage Ratio (excluding impact of IFRS 16) = (Senior Notes at face value + Mortgages + Finance Leases + Revolving facilities borrowings – Cash & Cash Equivalents) / LTM Adjusted EBITDA.*

(6) *Excluding lease liabilities.*

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Disciplined Investments Drive Strong Returns


(€ millions)
Q3 2019 LTM Returns
1,167
409
272
(11)
259
22%
Investments(3)
Revenue
Gross Profit
66% GP margin
Maintenance Capex
Cash Return

- 36 fully built-out[1] data centres[2]
  - As of 1 January 2018
  - Space fully equipped
  - Some power upgrades yet to come
- 89,100 sqm of equipped space
- 81% utilisation rate
- 2% LTM constant currency recurring revenue growth
- 22% cash return

22% Cash Return from Fully Built-Out[1] Data Centres

Note: This slide excludes the impact of IFRS 16.

(1) Fully Built-Out Data Centre: a data centre for which materially all equippable space is equipped as at 1 January 2018. However, future power upgrades can further increase the capacity of a fully built out data centre.

(2) 36 Fully Built-Out Data Centres as at 1 January 2018: AMS1, AMS3, AMS4, AMS5, AMS6, AMS7, BRU1, CPH1, DUB1, DUB2, FRA1, FRA2, FRA3, FRA4, FRA5, FRA7, FRA8, FRA9, FRA10, FRA12, DUS1, LON1, LON2, MAD1, MAD2, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, STO1, STO2, STO3, STO4 and VIE1.

(3) Represents total cumulative investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment and Intangible assets including goodwill, as at 30 September 2019.

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Appendix

A leading carrier & cloud neutral data centre operator across Europe Interxion Overview Note: Figures as of 30 September 2019. 54 Data Centers in Operation 13 Cities 11 Countries 700+ Connectivity Providers 30+ Mobile Operators 20+ Internet Exchanges 2,000+ Customers 900+ Employees 500+ Platform Providers

Track Record Of Execution Note: This slide excludes the impact of IFRS 16 and includes Interxion Science Park as of 24 February 2017. CAGR calculated as 2018 vs 2010. Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue. CAGR(1) = 13% CAGR(1) = 16% 38% 40% 42% 43% 43% 44% 45% 45% 46% 46% 45% 47% 21% 17% 13% 11% 11% 13% 9% 16% 15% 14% 14% 12% 52 Consecutive Quarters of Revenue and Adjusted EBITDA Growth YOY Growth 26% 23% 18% 15% 11% 17% 11% 16% 17% 14% 13% 13% Adj. EBITDA Margin(2) YOY Growth

ARPU increases over time as IT workloads increase: Customers initially contract for space, connectivity and modest power reservation(1) As workloads increase, larger power reservation fees and cross-connects are required and energy consumption increases Revenue grows from space, cross-connects, power reservation and energy consumption over time As data centres fill with customers: Revenue mix initially tilted toward space As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue Revenue Develops Over Time Driven by Power Reservation and Energy Consumption Illustrative ARPU Development Power reservation is the fee for infrastructure power (cooling, power distribution, etc.). Customer ARPU Development Data centre Recurring Revenue Development Power Reservation & Energy Consumption Cross-Connects Space Installed

IFRS 16 – Lease Accounting Metric Significant Considerations Impact Revenue Certain components of revenue are recognised as lease revenue. Negligible impact on revenue metrics Adjusted EBITDA Properties and other assets leased under operating lease agreements are recognised as right of use assets and lease liabilities, reducing rent expense and increasing interest expense and depreciation charges. 540 bps increase to Adjusted EBITDA margin in 3Q 2019 Leverage Recognising right of use assets and lease liabilities for data centres leased under operating leases increases the level of reported third party debt resulting in an increase in reported gross and net leverage. Impact as at 30 September 2019: Gross leverage (LQA):+0.8x Net leverage (LQA):+0.9x IFRS 16 adopted 1 January 2019 Operating leases and financial leases are now treated the same IFRS 16 does not impact Interxion’s financial covenant reporting on debt or revolving credit facilities More comparable with our U.S. peer group

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Historical Financial Results

€ millions (except as noted)	2017				2018				2019			2017	2018
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	FY	FY
Recurring revenue	108.3	113.4	117.4	123.4	127.0	131.7	134.8	139.7	145.3	150.0	152.3	462.5	533.1
Non-recurring revenue	5.7	7.4	7.3	6.5	6.9	7.1	7.4	7.2	6.3	8.5	7.0	26.8	28.7
Total revenue	**113.9**	**120.8**	**124.6**	**129.9**	**133.8**	**138.8**	**142.2**	**146.9**	**151.5**	**158.5**	**159.4**	**489.3**	**561.8**
Gross profit	**69.9**	**72.9**	**75.0**	**81.0**	**81.1**	**85.1**	**86.3**	**89.7**	**101.1**	**103.7**	**105.3**	**298.8**	**342.3**
Gross profit margin	*61.3%*	*60.3%*	*60.2%*	*62.4%*	*60.6%*	*61.3%*	*60.7%*	*61.1%*	*66.7%*	*65.5%*	*66.0%*	*61.1%*	*60.9%*
Adj EBITDA	**51.3**	**54.3**	**56.2**	**59.1**	**60.9**	**63.4**	**65.8**	**67.7**	**77.3**	**80.2**	**82.7**	**221.0**	**257.8**
Adj EBITDA margin	*45.1%*	*45.0%*	*45.1%*	*45.5%*	*45.5%*	*45.7%*	*46.3%*	*46.1%*	*51.0%*	*50.6%*	*51.9%*	*45.2%*	*45.9%*
Net income / (loss)	**10.3**[1]	**9.7**[1]	**9.4**[1]	**9.7**[1]	**11.7**[1]	**0.6**[1][2]	**10.9**[1]	**8.0**[1]	**8.4**[1]	**8.6**[1]	**21.5**[1]	**39.1**[1]	**31.1**[1]
CapEx paid	**54.8**	**56.4**	**75.2**	**69.7**	**96.2**	**120.5**	**103.2**	**131.3**	**144.1**	**123.5**	**150.6**	**256.0**	**451.2**
Expansion / upgrade	49.0	46.0	69.7	60.2	90.1	109.6	99.7	120.7	137.5	117.4	142.1	224.8	420.0
Maintenance & other	4.0	7.4	4.0	7.0	4.2	7.9	2.5	5.2	3.2	2.6	2.4	22.4	19.7
Intangibles	1.8	3.0	1.4	2.5	2.0	3.0	1.0	5.4	3.4	3.5	6.1	8.8	11.4
Cash generated from operations	**63.0**[1]	**40.6**[1]	**55.2**[1]	**50.3**[1]	**58.1**[1]	**55.1**[1]	**60.9**[1]	**76.9**[1]	**79.9**[1]	**71.8**[1]	**75.5**[1]	**209.0**[1]	**251.0**[1]
Gross PP&E	**1.728.5**	**1,778.3**	**1,844.6**	**1,935.1**	**2,020.8**	**2,139.5**	**2,257.4**	**2,427.3**	**2,510.9**	**2,649.9**	**2,768.3**	**1,935.1**	**2,427.3**
Gross intangible assets[3]	**113.3**	**114.8**	**114.9**	**117.0**	**119.7**	**122.5**	**123.4**	**128.8**	**130.4**	**135.7**	**141.8**	**117.0**	**128.8**
Gross Goodwill	**40.2**	**39.4**	**38.9**	**38.9**	**38.9**	**38.9**	**38.9**	**38.9**	**38.9**	**38.9**	**38.9**	**38.9**	**38.9**
LTM Cash ROGIC	**12%**	**12%**	**12%**	**11%**	**11%**	**11%**	**11%**	**12%**	**11%**	**11%**	**11%**	**11%**	**12%**

Note: Figures rounded to nearest net €0.1 million. Totals may not sum due to rounding.

(1) Includes €0.8 million, €0.6 million, €1.6 million, €1.6 million, €1.2 million, €1.0 million, €0.7 million, €0.3 million, €0.1 million, €0.6 million and €0.8 million of M&A transaction costs in 1Q17, 2Q17, 3Q17, 4Q17, 1Q18, 2Q18, 3Q18, 4Q18, 1Q19,2Q19 and 3Q19 respectively.

(2) Includes €11.2 million of one-time charge related to termination of financing arrangements.

(3) Includes Gross Goodwill

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Historical Reporting Segment Financial Results

€ millions (except as noted)	2017				2018				2019			2017	2018
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	FY	FY
Big 4													
Recurring revenue	70.0	74.2	76.6	81.6	83.5	87.3	89.2	92.7	96.9	100.7	102.2	302.3	352.7
Non-recurring revenue	3.4	4.7	4.3	3.9	4.5	4.2	4.4	4.6	4.4	5.0	5.1	16.3	17.6
Total revenue	**73.4**	**78.9**	**80.8**	**85.6**	**87.9**	**91.5**	**93.6**	**97.3**	**101.3**	**105.6**	**107.3**	**318.6**	**370.3**
Gross profit margin	61.9%	62.0%	61.0%	64.4%	61.1%	63.2%	61.9%	61.2%	67.4%	66.3%	66.1%	62.4%	61.8%
Adj EBITDA	**40.2**	**43.1**	**43.4**	**48.1**	**48.0**	**51.4**	**51.8**	**52.6**	**61.1**	**62.9**	**64.1**	**174.8**	**203.8**
Adj EBITDA margin	54.7%	54.7%	53.7%	56.2%	54.6%	56.2%	55.4%	54.0%	60.3%	59.6%	59.8%	*54.9%*	*55.0%*
CapEx Paid	35.1	40.7	51.6	47.4	70.6	82.6	80.1	85.4	99.6	77.8	116.4	174.8	318.6
Rest of Europe													
Recurring revenue	38.3	39.2	40.8	41.8	43.5	44.4	45.6	46.9	48.4	49.3	50.2	160.2	180.4
Non-recurring revenue	2.3	2.7	3.0	2.5	2.4	2.9	3.0	2.7	1.8	3.5	1.9	10.5	11.1
Total revenue	**40.6**	**42.0**	**43.8**	**44.3**	**45.9**	**47.3**	**48.6**	**49.6**	**50.2**	**52.8**	**52.1**	**170.7**	**191.4**
Gross profit margin	66.8%	65.2%	65.8%	66.7%	67.6%	65.0%	66.4%	68.4%	71.8%	69.8%	72.2%	66.1%	66.8%
Adj EBITDA	**23.7**	**24.0**	**25.9**	**26.1**	**27.6**	**27.2**	**28.7**	**30.2**	**32.2**	**32.6**	**33.8**	**99.7**	**113.7**
Adj EBITDA margin	58.3%	57.3%	59.1%	58.8%	60.0%	57.4%	59.0%	60.9%	64.2%	61.7%	65.0%	58.4%	59.4%
CapEx Paid	16.2	13.7	21.1	18.7	22.7	29.8	20.7	40.6	41.6	37.9	29.9	69.8	113.8
Corporate & Other													
Adj EBITDA	**(12.5)**	**(12.8)**	**(13.1)**	**(15.1)**	**(14.7)**	**(15.1)**	**(14.8)**	**(15.1)**	**(16.1)**	**(15.4)**	**(15.3)**	**(53.5)**	**(59.7)**
CapEx Paid	**3.4**	**2.1**	**2.3**	**3.5**	**3.0**	**8.2**	**2.4**	**5.3**	**2.9**	**7.8**	**4.3**	**11.4**	**18.8**

Note: Figures rounded to nearest net €0.1 Million. Totals may not sum due to rounding.

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Historical Operating Metrics[1]

Space figures in square metres[2] Recurring ARPU in € Customer Power in MW[2]	2017				2018				2019		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Equipped space	114,100	117,000	118,900	122,500	128,900	132,600	140,300	144,800	148,300	154,800	159,800
Equipped space added	*3,300*	*2,900*	*1,900*	*3,600*	*4,000*	*3,700*	*7,700*	*4,500*	*3,500*	*6,500*	*5,000*
Revenue generating space	89,800	95,000	97,100	99,800	104,100	106,200	111,200	115,000	119,000	121,600	122,700
RGS added	*2,600*	*5,200*	*2,100*	*2,700*	*2,900*	*2,100*	*5,000*	*3,800*	*4,000*	*2,600*	*1,100*
Recurring ARPU	405	403	401	411	412	418	413	412	414	416	416
Utilisation rate (%)[3]	79%	81%	82%	81%	81%	80%	79%	79%	80%	79%	77%
Equipped customer power	136	142	146	160	166	169	185	199	199	208	217
Maximum equippable customer power[2]	195	203	223	225	241	276	278	314	326	326	333
Data centres in operation	45	45	48	49	50	50	51	51	52	53	54

(1) *Interxion Science Park was acquired in February 2017. One data centre added to "Data centres in operation" at 1Q 2017. Starting from 1Q 2018, totals include 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park.*

(2) *All figures at the end of the period, except as noted. Maximum equippable customer power includes the announced maximum equippable customer power from current and announced data centres as of the date of each quarter's respective report.*

(3) *Utilisation as of the end of the reporting period.*

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Space Analysis by Country Note: Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not sum due to rounding. As of 30 September 2019. Expansions announced after the end of the quarter are excluded. Maximum Equippable Space (incl DC’s under construction) = Equipped Space + Under Construction Space + Unequipped Space. Future expansion additions based on announced schedules only, which is subject to change; excludes expansions announced after the end of the period. Excludes land bank and undeveloped properties. Space figures in square metres Data centres in Operation / Under Construction Maximum Equippable Space in Country(1) (incl DC’s under construction) Equipped Space in Country Equipped Space Under Construction in Country(2) Unequipped Space Available for Development(3) Big 4 France 10 40,000 29,400 5,900 4,700 Germany 17 50,900 38,600 11,800 0 Netherlands 9 44,800 30,400 9,500 4,900 UK 3 8,700 7,800 900 0 Subtotal 39 144,400 106,200 28,100 9,600 Rest of Europe Austria 2 13,700 13,500 200 0 Belgium 2 6,200 6,200 0 0 Denmark 2 6,400 6,400 0 0 Ireland 3 5,800 5,800 0 0 Spain 3 8,300 7,700 700 0 Sweden 6 10,200 6,600 1,500 1,900 Switzerland 2 14,000 7,400 3,600 3,000 Subtotal 20 64,700 53,600 6,000 4,900 Total 59 209,200 159,800 34,100 14,500

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Pan-European Data Centre Portfolio

	Location	Owned / Leased	Build Out Status[1]	Maximum Equippable Space (sqm)[2]	Location	Owned / Leased	Build Out Status[1]	Maximum Equippable Space (sqm)[2]
Big 4	**France**				**Netherlands**			
	MRS1	Owned	Expanding	6,400	AMS1	Leased	Fully	600
	MRS2	Leased	Expanding	4,500	AMS3	Owned	Fully	3,000
	MRS3	Leased	Under Construction	7,100	AMS4	Leased	Fully	NM [4]
	PAR1	Leased	Fully	1,400	AMS5	Leased	Fully	4,300
	PAR2	Leased	Fully	2,900	AMS6	Owned	Fully	4,400
	PAR3	Owned	Fully	1,900	AMS7	Leased[3]	Fully	7,600
	PAR4	Leased	Fully	1,300	AMS8	Leased	Expanding	8,200
	PAR5	Owned	Fully	4,000	AMS9	Owned	Expanding	2,300
	PAR6	Leased	Fully	1,300	AMS10	Owned	Under Construction	14,400
	PAR7	Owned	Expanding	9,300	**UK**			
					LON1	Leased	Fully	5,400
					LON2	Leased	Fully	1,500
					LON3	Leased	Expanding	1,800
	Germany							
	DUS1	Leased	Fully	3,300	FRA7	Leased	Fully	1,500
	DUS2	Leased	Expanding	1,800	FRA8	Owned	Fully	3,700
	FRA1	Leased	Fully	500	FRA9	Leased	Fully	800
	FRA2	Leased	Fully	1,100	FRA10	Owned	Fully	4,800
	FRA3	Leased	Fully	2,200	FRA11	Owned	Expanding	4,800
	FRA4	Leased	Fully	1,400	FRA12	Leased	Fully	1,100
	FRA5	Leased	Fully	1,700	FRA13	Owned	Expanding	4,900
	FRA6	Leased	Expanding	2,600	FRA14	Owned	Expanding	5,000
					FRA15	Owned	Under Construction	9,800
RoE	**Austria**				**Spain**			
	VIE1	Owned	Fully	4,700	MAD1	Leased	Fully	4,000
	VIE2	Owned	Expanding	9,000	MAD2	Leased	Fully	1,700
					MAD3	Owned	Expanding	2,700
	Belgium				**Sweden**			
	BRU1	Owned	Fully	5,100	STO1	Leased	Fully	1,900
	BRU2	Leased	Expanding	1,100	STO2	Leased	Fully	1,200
	Denmark				STO3	Leased	Fully	900
	CPH1	Leased	Fully	3,700	STO4	Leased	Fully	1,100
	CPH2	Owned	Expanding	2,700	STO5	Leased	Expanding	1,700
					STO6	Leased	Under Construction	3,400
	Ireland				**Switzerland**			
	DUB1	Leased	Fully	1,100	ZUR1	Leased	Expanding	7,600
	DUB2	Leased	Fully	2,300	ZUR2	Owned	Under Construction	6,600
	DUB3	Owned	Expanding	2,300				
Total								209,200

Totals:	#	Sqm	%
Owned[5]	21	112,800	54%
Leased	38	96,400	46%
Total	**59**	**209,200**	**100%**

Note: Totals may not sum due to rounding.

(1) Built Out Status as of 1 January 2018, consistent with slide 14.

(2) As of 30 September 2019.

(3) Purchase options have been exercised, though not yet closed.

(4) Maximum equippable space for AMS4 is included in the maximum equippable space of AMS1.

(5) Includes purchase options that have been exercised, though not yet closed.

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Non-IFRS Reconciliation

€ millions (except as noted)	2010	2011	2012	2013	2014	2015	2016	2017	2018				2019		
									1Q	2Q	3Q	4Q	1Q	2Q	3Q
Net income	**14.7**	**25.5**	**31.6**	**6.9[1]**	**34.4**	**46.7**	**38.3**	**39.1**	**11.7**	**0.6[2]**	**10.9**	**8.0**	**8.4**	**8.6**	**21.5**
Income tax expense	2.5	9.7	15.8	6.1	15.5	17.9	16.4	14.8	3.8	2.8	4.4	7.3	4.8	3.6	6.5
Profit before taxation	**17.2**	**35.2**	**47.4**	**13.0**	**49.9**	**64.6**	**54.7**	**53.9**	**15.5**	**3.4**	**15.3**	**15.3**	**13.2**	**12.2**	**27.9**
Share in result of equity-accounted investees, net of tax	–	–	–	–	–	–	–	–	–	–	–	–	–	0.2	0.1
Net finance expense	29.5	22.9	17.8	57.5[1]	27.9	29.0	36.3	44.3	11.4	22.9[2]	11.7	15.8	16.7	17.1	3.2
Operating profit	**46.7**	**58.1**	**65.2**	**70.5**	**77.8**	**93.6**	**91.0**	**98.3**	**26.9**	**26.3**	**27.1**	**31.0**	**29.8**	**29.6**	**31.3**
Depreciation and amortisation	31.1	35.6	44.0	57.6	62.2	78.3	89.8	108.3	29.6	32.2	32.9	34.3	41.7	44.3	45.3
Share-based payments	1.7	2.6	5.4	4.2	7.2	9.0	7.9	9.9	3.3	3.9	3.9	1.5	5.7	5.7	5.3
Increase/(decrease) in provision for onerous lease contracts	0.2	0.0	0.8	–	(0.8)	(0.2)	–	–	–	–	–	–	–	–	–
IPO transaction costs	–	1.7	–	–	–	–	–	–	–	–	–	–	–	–	–
M&A transaction break fee income	–	–	–	–	–	(20.9)	–	–	–	–	–	–	–	–	–
M&A transaction costs	–	–	–	–	0.3	11.9	2.4	4.6	1.2	1.0	0.7	0.3	0.1	0.6	0.8
Re-assessment of indirect taxes[3]	–	–	–	–	–	–	–	–	–	–	1.2	0.6	–	–	–
Items related to sub-leases on unused data centre sites	(0.4)	(0.4)	(0.4)	(0.3)	(0.4)	(0.4)	(0.1)	(0.1)	(0.1)	–	–	–	–	–	–
Increase/(decrease) in provision for site restoration	–	–	–	–	–	–	(0.2)	–	–	–	–	–	–	–	–
Adjusted EBITDA	**79.2**	**97.6**	**115.0**	**131.9**	**146.4**	**171.2**	**190.8**	**220.9**	**60.9**	**63.4**	**65.8**	**67.7**	**77.3**	**80.2**	**82.7**
IFRS 16 adjustments	–	–	–	–	–	–	–	–	–	–	–	–	(8.0)	(8.7)	(8.5)
Adjusted EBITDA excl. the impact of IFRS 16	**79.2**	**97.6**	**115.0**	**131.9**	**146.4**	**171.2**	**190.8**	**220.9**	**60.9**	**63.4**	**65.8**	**67.7**	**69.3**	**71.5**	**74.2**

Note: Figures rounded to nearest net €0.1 million. Totals may not sum due to rounding.
(1) Includes €31.0 million of one-off charges related to debt refinancing.
(2) Includes €11.2 million of one-off charges related to termination of financing arrangements.
(3) This re-assessment relates to years prior to 2018 and is therefore not representative of our current ongoing business.

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Reconciliation to Segment Adjusted EBITDA

€ millions	2017				2018				2019		
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
BIG 4											
Operating profit	**24.0**	**24.8**	**24.2**	**28.2**	**27.6**	**30.3**	**30.4**	**29.5**	**33.3**	**33.6**	**34.5**
Depreciation and amortisation	15.9	18.1	18.8	19.9	20.1	20.8	21.2	22.9	27.4	29.0	29.2
Share-based payments	0.3	0.2	0.4	0.1	0.3	0.3	0.3	0.2	0.4	0.3	0.4
Items related to sub-leases on unused data centre sites	–	–	–	(0.1)	(0.1)	–	–	–	–	–	–
Adjusted EBITDA	**40.2**	**43.1**	**43.4**	**48.1**	**48.0**	**51.4**	**51.8**	**52.6**	**61.1**	**62.9**	**64.1**
IFRS 16 adjustments	–	–	–	–	–	–	–	–	(5.1)	(5.5)	(5.5)
Adjusted EBITDA excl. the impact of IFRS 16	**40.2**	**43.1**	**43.4**	**48.1**	**48.0**	**51.4**	**51.8**	**52.6**	**56.0**	**57.4**	**58.7**
ROE											
Operating profit	**16.7**	**16.4**	**18.3**	**18.5**	**19.6**	**18.6**	**18.0**	**20.8**	**21.0**	**20.6**	**21.1**
Depreciation and amortisation	7.0	7.4	7.5	7.5	7.7	8.2	9.3	8.7	10.9	11.7	12.5
Share-based payments	(0.0)	0.2	0.1	0.1	0.2	0.3	0.3	0.1	0.4	0.2	0.2
Re-assessment of indirect taxes[1]	–	–	–	–	–	–	1.2	0.6	–	–	–
Adjusted EBITDA	**23.7**	**24.0**	**25.9**	**26.1**	**27.6**	**27.2**	**28.7**	**30.2**	**32.2**	**32.6**	**33.8**
IFRS 16 adjustments	–	–	–	–	–	–	–	–	(2.4)	(2.6)	(2.6)
Adjusted EBITDA excl. the impact of IFRS 16	**23.7**	**24.0**	**25.9**	**26.1**	**27.6**	**27.2**	**28.7**	**30.2**	**29.8**	**30.0**	**31.2**
CORPORATE & OTHER											
Operating profit/(loss)	**(16.9)**	**(16.9)**	**(18.1)**	**(20.9)**	**(20.4)**	**(22.7)**	**(21.3)**	**(19.4)**	**(24.5)**	**(24.7)**	**(24.3)**
Depreciation and amortisation	1.3	1.7	1.5	1.6	1.7	3.2	2.5	2.7	3.4	3.6	3.6
Share-based payments	2.3	1.8	1.9	2.5	2.8	3.4	3.4	1.3	4.9	5.1	4.6
M&A transaction costs	0.8	0.6	1.6	1.6	1.2	1.0	0.7	0.3	0.1	0.6	0.8
Adjusted EBITDA	**(12.5)**	**(12.8)**	**(13.1)**	**(15.1)**	**(14.7)**	**(15.1)**	**(14.8)**	**(15.1)**	**(16.1)**	**(15.4)**	**(15.3)**
IFRS 16 adjustments	–	–	–	–	–	–	–	–	(0.5)	(0.5)	(0.4)
Adjusted EBITDA excl. the impact of IFRS 16	**(12.5)**	**(12.8)**	**(13.1)**	**(15.1)**	**(14.7)**	**(15.1)**	**(14.8)**	**(15.1)**	**(16.6)**	**(15.9)**	**(15.7)**

Note: Figures rounded to nearest net €0.1 million. Totals may not sum due to rounding.

(1) The re-assessment relates to years prior to 2018 and is therefore not representative of our current ongoing business.

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Summary of IFRS 16 Impact

€ millions (except as noted)	Income Statement Impact		
	Three months ended Sep-30 2019 As reported	Effect of change due to IFRS 16	Three months ended Sep-30 2019 Excl. IFRS 16
Consolidated			
Recurring revenue	152.3	-	152.3
Non-recurring revenue	7.0	-	7.0
Revenue	159.4	-	159.4
Gross profit	105.3	7.1	98.2
Gross profit margin	66.0%	4.4%	61.6%
Operating income	31.3	1.3	30.0
Adjusted EBITDA	82.7	8.5	74.2
Adjusted EBITDA margin	51.9%	5.4%	46.5%
Depreciation and amortisation	45.3	7.2	38.1
Net finance expense	5.4	3.1	2.3
BIG 4			
Recurring revenue	102.2	-	102.2
Non-recurring revenue	5.1	-	5.1
Revenue	107.3	-	107.3
Operating income	34.5	1.0	33.5
Adjusted EBITDA	64.1	5.5	58.7
Adjusted EBITDA margin	59.8%	5.1%	54.7%
ROE			
Recurring revenue	50.2	-	50.2
Non-recurring revenue	1.9	-	1.9
Revenue	52.1	-	52.1
Operating income	21.1	0.1	20.8
Adjusted EBITDA	33.8	2.6	31.2
Adjusted EBITDA margin	65.0%	5.0%	60.0%
CORP			
Operating income	(24.3)	-	(24.3)
Adjusted EBITDA	(15.3)	0.4	(15.7)

€ millions	Balance Sheet Impact		
	Sep-30 2019 As reported	Effect of change due to IFRS 16	Sep-30 2019 Excl. IFRS 16
Consolidated			
Non-current assets	2,562.1	406.3	2,155.8
Current assets	437.1	(17.1)	454.2
Non-current liabilities	1,710.0	369.0	1,340.9
Current liabilities	314.4	24.1	290.3
BIG 4			
Total assets	2,035.9	280.6	1,755.3
Total liabilities	599.3	283.6	315.7
ROE			
Total assets	705.9	105.6	600.3
Total liabilities	202.2	106.6	95.7
CORP			
Total assets	257.5	3.0	254.5
Total liabilities	1,222.8	3.0	1,219.8

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Adjusted EBITDA: We define Adjusted EBITDA as Net income adjusted for income tax expense, net finance expense, depreciation and amortisation, share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused data centre sites. In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses Adjusted EBITDA excluding the impact of IFRS 16: For comparative purposes with regard to Adjusted EBITDA presented in periods prior to 1 January 2019, the effective date of IFRS 16, we present Adjusted EBITDA excluding the impact of IFRS 16 - Leases Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on Adjusted net income Adjusted net income: We define Adjusted net income as Net income adjusted to exclude income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments related to provisions that are not reflective of our ongoing operating performance, and adjustments related to capitalised interest. In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses ARPU: Monthly recurring revenue per square meter calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2} Big 4: France, Germany, the Netherlands and the UK CAGR: Compound Annual Growth Rate Capital expenditures including intangible assets: Represents payments to acquire property, plant and equipment and intangible assets, as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and “Purchase of intangible assets”, respectively. Investments in intangible assets include power grid rights and software development Cash generated from operations: Net cash flows from operating activities, excluding interest and corporate income tax payments and receipts Cash ROGIC: Cash Return on Gross Invested Capital defined as {LTM Adjusted EBITDA excluding the impact of IFRS 16, less cash taxes, less maintenance and other capex} divided by {Average of opening and closing Gross Invested Capital}. Where Gross Invested Capital represents gross PP&E, plus gross Intangible assets, plus gross Goodwill, less assets under construction, less carrying value of undeveloped land Definitions Constant currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations. To calculate this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods Corporate and Other: Unallocated items mainly comprising general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities Churn: Contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month. Churn is calculated as a monthly average over the last 12 months Customer available power: The current installed electrical customer capacity Equipped space: The amount of data centre space that, on the date indicated, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure LTM or Last twelve months: Twelve-month period ended 30 September 2019, unless otherwise noted MW: Megawatts Recurring revenue: Revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland Revenue generating space: the amount of Equipped Space that is under contract and billed on the date indicated SQM: Square metres Utilisation rate: On the date indicated, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation rate does not reach 100%

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Interxion Leadership

- **David Ruberg,** *Chief Executive Officer*
- **John Doherty,** *Chief Financial Officer*
- **Giuliano Di Vitantonio,** *Chief Marketing & Strategy Officer*
- **Jan-Pieter Anten,** *SVP, Human Resources*
- **Jaap Camman,** *SVP, Legal*
- **Adriaan Oosthoek,** *SVP, IT & Operations Support*

Investor Relations
Jim Huseby, *VP, Investor Relations*
T: +1 813 644 9399
E: ir@interxion.com

Sell-Side Analyst Coverage

- **Bank of America Merrill Lynch,** *Michael Funk*
- **Berenberg,** *Nate Crossett*
- **Citi,** *Mike Rollins*
- **Cowen,** *Colby Synesael*
- **Credit Suisse,** *Sami Badri*
- **Guggenheim,** *Rob Gutman*
- **Oppenheimer,** *Tim Horan*
- **Raymond James,** *Frank Louthan*
- **RBC Capital Markets,** *Jon Atkin*
- **Stifel,** *Erik Rasmussen*
- **Sun Trust Robinson Humphrey,** *Greg Miller*
- **Wells Fargo,** *Jennifer Fritzsche*
- **William Blair,** *Jim Breen*

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